Exhibit (a)(5)(B)

Subject:         MODIFIED “DUTCH AUCTION” TENDER OFFER INFORMATION

Dear Colleagues,

I write to share information with you that Resources Connection, Inc. (“Resources”), RGP’s parent, announced today plans to repurchase 6,000,000 shares of its common stock in what is called a “Modified Dutch Tender” transaction. This process is an offer to purchase shares at a price per share within the range of $13.50 to $16.00 via a modified “Dutch auction.” Within this price range, we believe purchasing shares is a prudent use of our financial resources and provides an efficient way of returning capital to stockholders while providing long-term stockholder value. The details of the tender offer are summarized in the press release issued this morning and certain required tender offer materials filed this morning with the Securities and Exchange Commission.

Our decision to pursue a tender offer demonstrates our confidence in our long-term financial outlook, the strength of our balance sheet, and our continued focus on creating value for our stockholders. We remain focused on continuing to drive organic growth, expanding work from our existing clients, growing our client base, and providing additional relevant services to our clients.

The attached document answers several questions related to the tender offer. If you have additional questions regarding this announcement, feel free to call Alice Washington or Michelle Gouvion. Additionally, a copy of the tender offer documents can be found on our Investor Relations website, ir.rgp.com.

All external inquiries should be directed to Georgeson LLC, the information agent for the tender offer, at (866) 203-9357.

Best,

Kate Duchene

TENDER OFFER QUESTIONS AND ANSWERS

Q1	What is a tender offer?

We are offering to repurchase from our existing stockholders up to 6,000,000 shares of our issued and outstanding shares of common stock at a price between $13.50 and $16.00 (the “tender offer”). The tender offer is commencing today, October 18, 2016, whereby stockholders interested in participating will be asked to “tender” their shares to Resources at a price between the proposed range, by no later than November 15, 2016, the expiration date, although the expiration date may be extended by us. Our obligation to purchase shares in the tender offer is subject to conditions that are described in the Offer to Purchase and the other tender offer documents filed with the SEC.

Q2	Why is Resources making the tender offer?

We believe the tender offer is a prudent use of our financial resources and provides an efficient way of returning capital to stockholders while providing long-term stockholder value.

We believe the modified “Dutch auction” tender offer represents a mechanism to provide our stockholders with the opportunity to tender all or a portion of their shares of common stock more rapidly than would be possible through open market purchases, and thereby receive a return of some or all of their investment if they so elect. We believe the tender offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price. In addition, if we complete the tender offer, stockholders who do not participate in the tender offer will automatically increase their relative percentage ownership interest in Resources at no additional cost to them.

Q3	Following the tender offer, will Resources continue as a public company?

Yes. The completion of the tender offer in accordance with its terms and conditions will not cause our shares to cease to be listed on The NASDAQ Global Select Market or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We will merely repurchase some of the currently outstanding shares of common stock.

Q4	Will the tender offer have any impact on the business operations of Resources and my employment?

We will continue our business operations as usual without interruption. The tender offer does not affect your employment. As structured, we also have plenty of availability in our credit facility to make investments in the business as needed.

Q5	What will be the purchase price for the shares and will all of my shares be purchased?

We are offering to repurchase shares through a modified “Dutch auction.” A modified “Dutch auction” is a type of tender procedure that allows stockholders to choose a price or prices within the designated price range – in this case, between $13.50 and $16.00 – at which they would be willing to sell their shares back to Resources. The stockholders also have the option to tender their shares without specifying a price, in which case their shares will be repurchased at the purchase price determined in the offer. We will select the lowest single purchase price within that price range and repurchase 6,000,000 shares of common stock at that price. We will pay this final purchase price in cash, less any applicable withholding taxes and without interest, to all stockholders who have properly tendered (and have not properly withdrawn) their shares pursuant to the tender offer, even if some of the shares are tendered at a price below the purchase price ultimately determined. Please note, however, that because of the “odd lot” priority, proration and conditional tender provisions (each as described further in the Offer to Purchase), we may not purchase all of the shares tendered at or below the final purchase price if more than the number of shares we seek are properly tendered and not properly withdrawn at the final purchase price.

Q6	Can employees participate in the tender offer?

The trading window for employees transacting in our common stock will close prior to the expiration of the tender offer; however, employees may nevertheless participate in the tender offer. Employees remain subject to the other provisions of our Insider Trading Policy, including provisions that prohibit our directors, executive officers and other employees from trading in our common stock while in possession of material nonpublic information about Resources or its securities.

Neither management nor the Board of Directors has made any recommendation to stockholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Each stockholder should review the tender offer documentation and consult with his or her own tax advisors, financial advisors and/or brokers to determine whether to participate in the tender offer.

Q7	Will directors and executive officers be participating in the tender offer?

No. Our directors and executive officers do not intend to tender their shares in the tender offer.

Q8	How do I tender my shares?

The tender offer will expire at 12:00 midnight, New York City time, on November 15, 2016, unless the offer is extended or terminated. Details concerning the process for tendering shares are contained in the tender offer documentation and instructions. Information also can be obtained by contacting Georgeson LLC, the information agent for the tender offer, at (866) 203-9357. If you hold your stock in a brokerage account you should contact your broker. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they will have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

Our obligation to accept for payment and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived on or prior to the expiration of the tender offer. Shares not purchased in the tender offer will be returned to the tendering stockholders at Resources’ expense promptly after the expiration of the tender offer.

Q9	Can I tender my vested stock options, restricted stock or shares acquired through the Employee Stock Purchase Plan?

If you hold vested stock options, you may exercise your vested options and tender any shares of common stock issued upon such exercise. You must exercise your options sufficiently in advance of the expiration time noted in Question 8 above in order to have time for such exercise to settle before the shares received upon exercise of the options may be tendered. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the tender offer are not purchased in the tender offer for any reason. We urge each stockholder to consult with his or her financial or tax advisor with respect to the advisability of exercising any vested stock options and tendering any shares issued upon such exercise.

Restricted stock awards cannot be tendered in the tender offer. To the extent that your restricted stock awards vest and the underlying shares are issued to you prior to the expiration time noted in Question 8 above, you will be entitled to tender those shares in the tender offer, subject to the terms and conditions of the tender offer.

Shares that you acquired under our Employee Stock Purchase Plan may be tendered in the tender offer, subject to the terms and conditions of the tender offer.

Q10	What if I do not want to participate in the tender offer?

If you do not wish to participate in the tender offer, you do not need to take any action.

Q11	How does this transaction impact employees?

Employees who are stockholders of Resources receive the same benefits under the tender offer as all other stockholders of Resources.

Q12	Whom do I contact with questions?

For internal questions, please contact Alice Washington or Michelle Gouvion. For all external inquiries, or questions about tendering your shares, please direct them to the information agent for the tender offer, Georgeson LLC at (866) 203-9357.

The discussion of the tender offer contained in this email and the accompanying questions and answers is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of Resources’ shares are made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. Resources is filing a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the Securities and Exchange Commission (“SEC”). The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, Georgeson LLC. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.